UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Ucommune International Ltd

(Name of Issuer)

Class A Ordinary Shares, par value US$0.024 per share

(Title of Class of Securities)

G9449A134

(CUSIP Number)

Daqing Mao

Floor B1, Tower D

No. 2 Guang Hua Road

Chaoyang District, Beijing

People’s Republic of China, 100026

Phone: +86 138 1124 7023

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the sub*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the sject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9449A134	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Daqing Mao
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 124,033 Class A Ordinary Shares(1)
	8.	SHARED VOTING POWER 5,980 Class A Ordinary Shares(1)
	9.	SOLE DISPOSITIVE POWER 124,033 Class A Ordinary Shares(1)
	10.	SHARED DISPOSITIVE POWER 5,980 Class A Ordinary Shares(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,013 Class A Ordinary Shares(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2% (representing 91.3% of the total outstanding voting power)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Represents (i) 5,626 Class A Class A ordinary shares at par value of US$0.024 per share (each a “Class A Ordinary Share”) and 97,500 Class A Ordinary Shares issuable upon conversion of Class B ordinary shares at par value of US$0.024 per share (each a “Class B Ordinary Share”), directly held by Maodq Limited, a limited liability company incorporated in the British Virgin Islands wholly owned by Dr. Daqing Mao, (ii) 15,907 Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares held by Fair Vision Group Limited, a British Virgin Islands company wholly owned by Planet MDQ Limited, which is in turn wholly owned by Dr. Daqing Mao, (iii) 5,000 Class A Ordinary Shares directly held by Dr. Daqing Mao, and (iv) 5,980 Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares held by Astro Angel Limited, a British Virgin Islands company wholly owned by Baixh Limited and ultimately controlled by Ms. Angela Bai, the spouse of Dr. Daqing Mao.

CUSIP No. G9449A134	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Maodq Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 103,126 Class A Ordinary Shares(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 103,126 Class A Ordinary Shares(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,126 Class A Ordinary Shares(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Represents 5,626 Class A Ordinary Shares and 97,500 Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares, directly held by Maodq Limited, a limited liability company incorporated in the British Virgin Islands wholly owned by Dr. Daqing Mao.

CUSIP No. G9449A134	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS FAIR VISION GROUP LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,907 Class A Ordinary Shares(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 15,907 Class A Ordinary Shares(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,907 Class A Ordinary Shares(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Represents 15,907 Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares held by Fair Vision Group Limited, a British Virgin Islands company wholly owned by Planet MDQ Limited, which is in turn wholly owned by Dr. Daqing Mao.

CUSIP No. G9449A134	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Astro Angel Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,980 Class A Ordinary Shares(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,980 Class A Ordinary Shares(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,980 Class A Ordinary Shares(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Represents 5,980 Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares held by Astro Angel Limited, a British Virgin Islands company wholly owned by Baixh Limited and ultimately controlled by Ms. Angela Bai, the spouse of Dr. Daqing Mao.

CUSIP No. G9449A134	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS Angela Bai
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,980 Class A Ordinary Shares(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,980 Class A Ordinary Shares(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,980 Class A Ordinary Shares (9)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%(1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Represents 5,980 Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares held by Astro Angel Limited, a British Virgin Islands company wholly owned by Baixh Limited and ultimately controlled by Ms. Angela Bai, the spouse of Dr. Daqing Mao.

CUSIP No. G9449A134	Page 7 of 10 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to Class A Ordinary Shares of Ucommune International Ltd, a Cayman Islands company (the “Issuer”). The Reporting Persons (as defined below) previously reported their beneficial ownership of Class A Ordinary Shares of the Issuer on Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2021, as amended by amendments thereto.

The Issuer’s Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “UK.”

The principal executive offices of the Issuer are at Floor B1, Tower D, No.2 Guang Hua Road, Chaoyang District, Beijing, People’s Republic of China, 100026.

Item 2. Identity and Background.

Dr. Daqing Mao, Maodq Limited, Fair Vision Group Limited, Astro Angel Limited and Ms. Angela Bai are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.” This Statement is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Dr. Daqing Mao is the chairman of the board of directors of the Issuer. He is a citizen of Singapore. The business address of Dr. Daqing Mao is Floor B1, Tower D, No.2 Guang Hua Road, Chaoyang District, Beijing, People’s Republic of China, 100026.

Maodq Limited is a limited liability company incorporated in the British Virgin Islands wholly owned by Dr. Daqing Mao. Maodq Limited solely engages in investment holdings. The registered address of Maodq Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.

Fair Vision Group Limited is a British Virgin Islands company wholly owned by Planet MDQ Limited, which is in turn wholly owned by Dr. Daqing Mao. Fair Vision Group Limited solely engages in investment holdings. The registered address of Fair Vision Group Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Astro Angel Limited is a British Virgin Islands company wholly owned by Baixh Limited and ultimately controlled by Ms. Angela Bai, the spouse of Dr. Daqing Mao. Astro Angel Limited solely engages in investment holdings. The registered address of Astro Angel Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Ms. Angela Bai is the director of Astro Angel Limited and the spouse of Dr. Daqing Mao. She is a citizen of Canada. The business address of Ms. Angela Bai is Floor B1, Tower D, No.2 Guang Hua Road, Chaoyang District, Beijing, People’s Republic of China, 100026.

(d)-(e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Statement is incorporated by reference.

CUSIP No. G9449A134	Page 8 of 10 Pages

Item 4. Purpose of Transaction.

On March 6, 2024, the Issuer entered into a share subscription agreement (the “Share Subscription Agreement”) with Maodq Limited, pursuant to which Maodq Limited subscribed for 80,000 newly issued Class B Ordinary Shares of the Issuer at a per share subscription price of US$3.00, for an aggregate cash consideration of US$240,000, to incentivize Dr. Daqing Mao to provide continued services and contribution to the Issuer. The description of the Share Subscription Agreement is qualified in its entirety by reference to the full text of the Share Subscription Agreement, a copy of which is filed herewith as Exhibit 99.2 and incorporated herein by reference. The purchase was funded by existing capital held by the Reporting Persons.

Except as set forth in this Statement, none of the Reporting Persons has any present plans or proposals that relate to or would result in any transaction, change or event specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to, at any time and from time to time, review or reconsider their position and/or change their purpose and/or, either separately or together with other persons, formulate plans or proposals with respect to those items in the future depending upon then existing factors.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Statement are hereby incorporated by reference in this Item 5. The information set forth in Item 2 above is hereby incorporated by reference.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is based on 635,111 Class A Ordinary Shares of the Issuer (excluding 1,000,000 Class A Ordinary Shares held by the Issuer itself reserved for future issuance under its 2020 share incentive plan) outstanding as of March 6, 2024. Holders of Class A Ordinary Shares and Class B Ordinary Shares are entitled to the same rights, except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to 55 votes. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Ordinary shares beneficially owned by Dr. Daqing Mao represent approximately 91.3% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer, based on 635,111 outstanding Class A Ordinary Shares and 119,387 Class B Ordinary Shares outstanding as of the March 6, 2024.

(c) Except as disclosed in this Statement, none the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.

(d) Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 and Item 4 of this Statement is incorporated by reference.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

CUSIP No. G9449A134	Page 9 of 10 Pages

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement
99.2	Share Subscription Agreement dated March 6, 2024 by and between the Issuer and Maodq Limited

CUSIP No. G9449A134	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2024

DAQING MAO

/s/ Daqing Mao

MAODQ LIMITED

By:	/s/ Daqing Mao
Name:	Daqing Mao
Title:	Director

FAIR VISION GROUP LIMITED

By:	/s/ Daqing Mao
Name:	Daqing Mao
Title:	Director

ASTRO ANGEL LIMITED

By:	/s/ Angela Bai
Name:	Angela Bai
Title:	Director

ANGELA BAI

/s/ Angela Bai

[Signature Page to Schedule 13D]